Exhibit 99.1

Focus Media Reports Fourth Quarter and Full Year 2006 Results
Fourth Quarter Revenue Increased by 177.4% and Net Income Increased by 219.2% Year-over-year

SHANGHAI, China, February 26, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2006.

Highlights for fourth quarter 2006:

● Total revenues grew 177.4% year-over-year and 11.8% quarter-over-quarter to $68.3 million.

● Net income for the fourth quarter was $30.1 million compared to $9.4 million for the three months ended December 31, 2005, growing by 219.2% year-over-year. Focus Media also provides operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) was $35.2 million.

● Our Commercial Location Network

■ Advertising service revenue from our commercial location network, including revenue from our outdoor LED network (also referred to as our iStreet Network) and movie theater advertising network, grew 102.4% year-over-year and 7.8% quarter-over-quarter to $42.0 million.

■ For our Premier Office Building Channel A (“Premier Channel A”), which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, average advertising revenue per 30-second equivalent time slot (“ASP”) in Focus Media’s Tier-I Cities (Beijing, Shanghai, Guangzhou and Shenzhen) increased 5.6% to $13,507 in the fourth quarter from $12,797 in the third quarter of 2006. During the fourth quarter of 2006, in addition to Tier-I cities, five of our Tier-II Cities (all non-Tier-I cities in which Focus Media operates directly or through regional distributors) reached full capacity utilization.

● Our In-store Network

■ Advertising service revenue from our in-store network grew 136.8% year-over-year and 8.3% sequentially by quarter to $7.9 million in the fourth quarter of 2006.

■ The total number of hypermarkets covered by our in-store network as of December 31, 2006 increased to 1,100, from 899 as of September 30, 2006. Substantially all of the revenue from our in-store network during this period was derived from our LCD network in hypermarkets. The installed base of supermarkets and convenience stores was 979 and 1,819 respectively, as of December 31, 2006.

● Our In-elevator Poster Frame Network

■ Advertising service revenue from our in-elevator poster frame network was $13.8 million in the fourth quarter 2006, up 22.1% from $11.3 million in the third quarter of 2006.

■ The total number of frames available for sale was 99,784 as of December 31, 2006, as compared to 95,878 as of September 30, 2006.

● Focus Media Wireless

■ Advertising service revenue from Focus Media Wireless was $3.5 million in the fourth quarter 2006, as compared to $3.5 million in the third quarter 2006.

● Other revenues

■ In addition to revenue from equipment sales to our regional distributors, we have received $0.7 million in license fees from our partners in India, Malaysia, Indonesia, the Philippines, the GCC region (including Saudi Arabia), HongKong, Taiwan and Singapore.

Highlights for the full year 2006:

■ ■	Total revenues were $213.3 million in 2006, up 212.6% as compared to $68.2 million in 2005. Operating income was $79.0 million in 2006, up 246.9% as compared to $22.8 million in 2005.

■ Net income was $83.2 million in 2006, up 253.3% compared to $23.5 million in 2005. Net income excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $97.3 million in 2006, compared to $24.7 million in 2005.

■ Fully diluted earnings per ADS for 2006 was $1.60, compared to $0.65 per ADS for 2005. Fully diluted earnings per ADS excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $1.87 in 2006.

Commenting on the fourth quarter and full year 2006 results, Chief Executive Officer Jason Jiang said, “We are pleased to report another record quarter and a robust year for Focus Media. Year 2006 marks a prosperous start for our long-term strategy of continuing to build China’s largest multi-platform life-style media. Through a number of acquisitions and direct investments, we have successfully diversified our media portfolio into commercial location network, in-store network, poster frame advertising network, outdoor LED advertising network, mobile advertising network and movie theater advertising network. Going forward, we will keep identifying additional new innovative advertising time and space, and continue to create value for our advertising clients as well as our shareholders.”

Fourth Quarter Financial Results

For the fourth quarter of 2006, Focus Media reported total revenues of $68.3 million, an increase of 177.4% compared to $24.6 million for the fourth quarter of 2005 and an increase of 11.8% compared to $61.1 million for the third quarter of 2006.

Commercial Location Network

For the commercial location network, advertising service revenue, including revenue from our outdoor LED network and movie theater advertising network, was $42.0 million in the fourth quarter of 2006, an increase of 102.4% from $20.7 million in the fourth quarter of 2005 and an increase of 7.8% sequentially from $38.9 million in the previous quarter.

The total number of displays installed on our commercial location network in our directly operated cities was 80,263 as of December 31, 2006, increasing from 68,723 as of September 30, 2006, while the number of displays in networks operated by our regional distributors was 5,197 as of December 31, 2006.

For our Premier Channel A, which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, the total number of 30-second equivalent time slots sold (“Slots Sold”) in the fourth quarter of 2006 was 8,533, as compared to 6,111 in the previous quarter. The number of 30-second equivalent time slots available for sale (“Network Capacity”) in the fourth quarter was 15,939 as compared to 15,679 in the third quarter of 2006, as we acquired our regional distributor in Zhengzhou and Shijiazhuang Hui Huang Advertisement Company to operate commercial location network directly in these cities. Slots Sold in Tier-I Cities increased to 1,247 in the fourth quarter 2006 from 1,232 in the third quarter 2006, which indicates a sell-out rate, or Slots Sold expressed as a percentage of Network Capacity, of 100% in the fourth quarter 2006. ASP in the Tier-I Cities continued to increase sequentially by 5.6% to $13,507 from $12,797 in the third quarter of 2006. Advertising revenue from Tier-I Cities for our Premier Channel A accounts for approximately 58% of the total Premier Channel A revenues. During the fourth quarter of 2006, in addition to Tier-I cities, five of our Tier-II Cities, namely Nanjin, Chengdu, Wuhan, Changsha, Hangzhou, reached full capacity utilization. Slots Sold in Tier-II Cities increased 49.4% to 7,285 in the fourth quarter 2006 from 4,879 in the third quarter 2006, which implies a sell-out rate of 49.6%. The Premier Channel A accounted for approximately 69% of total commercial location advertising service revenues in the quarter while other channels (Office Building Channel B, Elite Channel, Travel Channel, Fashion Channel, Healthcare Channel and IT Mall Channel), our outdoor LED network and movie theater advertising business contributed the remaining 31%.

Other revenues in the fourth quarter was $1.2 million, which include approximately $0.7 million we received as license fee from our oversea franchise companies. By the end of 2006, we granted licenses to approximately 10 oversea franchise companies to using Focus Media brand in operating local LCD advertising network, in India, Malaysia, Indonesia, the Philippines, the GCC region (including Saudi Arabia), HongKong, Taiwan and Singapore.

In-store Network

Advertising service revenue from our in-store network in the fourth quarter 2006 was $7.9 million, up 8.3% from $7.3 million in the third quarter of 2006 and 136.8% from $3.3 million in the fourth quarter 2005. In the fourth quarter 2006, we further expanded the installed base of our hypermarkets to 1,100 stores from 899 hypermarkets at the end of the third quarter. The installed base of supermarkets and convenience stores was 979 and 1,819, respectively, as of December 31, 2006. The number of displays installed in our in-store network increased to 38,742 as of December 31, 2006 compared to 36,387 as of September 30, 2006.

For the in-store network, the total number of 30-second equivalent time slots (on a per week per store basis) sold in the fourth quarter of 2006 was 97,774, as compared to 90,647 in the previous quarter. The number of 30-second equivalent time slots available for sale, or network capacity, was 318,342, as compared to 273,909 in the previous quarter. The network sell-out rate was 30.7% based on the increased capacity, as compared to 33.1% in the third quarter of 2006. Average advertising revenue per 30-second equivalent time slot per week per store was $80 for the in-store network in the fourth quarter of 2006, flat as in the third quarter of 2006.

Poster Frame Network

Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes was $13.8 million in the fourth quarter of 2006, up 22.1% from $11.3 million in the third quarter of 2006. The total number of frames available for sale was 99,784 as of December 31, 2006, as compared to 95,878 as of September 30, 2006. The number of frame slots (on a monthly basis) sold in the fourth quarter increase 4.0% to 166,825, as compared to 160,437 in the previous quarter. The network capacity calculated based on the number of frame slots (on a monthly basis) available for sale in the fourth quarter of 2006 was 294,294, as compared to 267,603 in the previous quarter. The network sell-out rate was 56.7%, as compared to 60.0% in the third quarter of 2006 due to increasing network capacity. Average advertising revenue per frame slot was $83 per month in the fourth quarter of 2006 as compared to $70 per month in the third quarter of 2006.

Advertising on Wireless Network

Advertising service revenue from Focus Media Wireless in the fourth quarter of 2006 was $3.5 million, flat as in the third quarter of 2006.

In the fourth quarter of 2006, for our commercial location and in-store businesses, we added approximately 338 new advertising clients, bringing the cumulative number of advertisers on the Focus Media commercial location network and in-store network to over 2,700. In addition, over 1,513 advertisers cumulatively purchased frame advertising on our poster frame network as of the end of year 2006.

Gross profit for the fourth quarter of 2006 was $46.7 million, representing an increase of 212.0% compared to $15.0 million for the corresponding period a year ago and a 17.2% increase compared to $39.9 million in the third quarter 2006. Gross margin for the fourth quarter was 68.5%, up from 65.3% in the previous quarter. For the commercial location network (including our outdoor LED network and movie theater advertising business), gross margin was 73.0% in the fourth quarter 2006, increasing from 71.4% in the third quarter of 2006 as we continue to increase the sell-out rate of our media inventories while focusing on cost optimization. For the in-store network, gross margin was 34.8% in the fourth quarter of 2006, as compared to 36.4% in the third quarter of 2006, as we continued to expand into new hypermarkets. For the poster frame network, gross margin was 75.4% in the fourth quarter of 2006, rising from 70.7% in the third quarter of 2006. For Focus Media wireless, gross margin was 63.0% in the fourth quarter of 2006 due to a one-time rebate from one of the wireless network operators in China and as we continue to do more business with direct advertising customers rather than MVAS (Mobile Value-added Service Provider) customers, up from 40.6% in the third quarter of 2006.

In the fourth-quarter of 2006, operating expenses totaled $19.2 million, including $1.7 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $3.3 million. Share-based compensation was higher this quarter due to the employee stock option grants made in November 2006, which were issued at the prevailing market price. Operating expenses as a percentage of total revenues in the fourth quarter was 28.1%, as compared to 23.0% in the previous quarter. Selling and marketing expenses in the fourth quarter totaled $8.7 million including $1.2 million in stock compensation expense, or 12.8% of total revenues. General and administrative expense in the fourth quarter was $8.8 million including $2.1 million in stock compensation expense, or 12.8% of total revenues. As a result, operating margin in the fourth quarter of 2006 was 40.3%, as compared to 42.3% in the third quarter of 2006. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 47.9% in the fourth quarter 2006.

Net income for the fourth quarter of 2006 was $30.1 million, an increase of 219.2% compared to $9.4 million for the same period in 2005.  Fully diluted net income per ADS for the fourth quarter of 2006 was $0.55. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) in the fourth quarter of 2006 was $35.2 million, or $0.64 per fully diluted ADS.

In the fourth quarter of 2006, cash flow from operating activities was $47.1 million, increasing 63.4% from $28.8 million in the previous quarter. Total depreciation expense was $3.9 million. Day sales outstanding (“DSO”) was 78 days.

Full Year 2006 Results

For the full year 2006, Focus Media reported total revenues of $213.3 million, an increase of 212.6% compared to $68.2 million in 2005.

For the year ended December 31, 2006, advertising service revenue was $211.4 million, compared to $66.9 million for 2005. Operating profit in 2006 was $79.0 million, a 246.9% increase from $22.8 million in 2005.

Full year net income in 2006 was $83.2 million, up 253.3% compared with $23.5 million in 2005. Net income in 2006 excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $97.3 million.

As of December 31, 2006, the company had cash and cash equivalents of $164.6 million.

By the end of December 31, 2006, the company has 3,548 employees, as compared with 2,321 as of December 31, 2005.

Other Recent Developments

In January 2007, Focus Media and certain of its pre-IPO shareholders completed a secondary offering. In this offering, including the greenshoe exercised by the underwriters, Focus Media sold 1,500,000 ADSs of newly issued shares and its selling shareholders sold 6,154,055 ADSs to the public.

During the fourth quarter 2006, we completed the acquisition of Fengjing Advertisement. We signed a definitive term sheet to acquire 95% of Fengjing Advertisement Company (“Fengjing”) in July 2006 to further expand our outdoor LED network in Shanghai. Upon the closing of this acquisition, we added an additional 96 4-ft by 6-ft outdoor LED digital billboards installed on street-sides in major commercial areas in Shanghai and have the right to operate these LED screens for at least 6 years. By the end of 2006, the number of the LED screens in our street-side outdoor LED network in prime commercial and shopping areas (iStreet Network) reached 226.

During the fourth quarter, we continued to expand our poster advertising network through acquisitions. We signed agreements to acquire approximately 10,000 frames from Power Media which operates frame advertising network in universities throughout China and approximately 9,000 frames in Hangzhou.

Focus Media continued to strengthen its management team. We appointed Dr. Zhi Tan, former chief executive officer of Framedia, as president of Focus Media in January 2007. Dr. Zhi Tan joined Focus Media as senior vice president following the acquisition of Framedia in October 2005. During his tenure with Framedia, Dr. Tan successfully consolidated China’s in-elevator poster frame advertising market through multiple acquisitions and helped Framedia to achieve a leading position in the in-elevator poster advertising business in China. In his new capacity, Dr. Tan will be responsible for the company’s overall operations, strategic planning and execution. In November 2006, Diana Chen was appointed as our chief operating officer. Diana Chen had been Chief Marketing Officer, focusing on formulating marketing strategy and maintaining large client relationships for Focus Media’s multi-platform life style media, since she joined the company in May 2005. The promotion expands her role in day-to-day operation of the company and strengthens our focus on Tier-II city expansion in 2007.

BUSINESS OUTLOOK

The company estimates its total revenues for the first quarter of 2007 will range from $54 million to $56 million. First quarter 2007 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $20 million and $21 million or $0.36 to $0.38 per fully diluted ADS based on 55 million total ADS equivalent shares outstanding.

The company estimates its total revenues for full year 2007 to range from $350 million to $360 million. Net income of full year 2007 excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $164 million to $168 million or $2.83 to $2.90 per fully diluted ADS based on an estimated 58 million total ADS equivalent shares outstanding.

The company expects its capital expenditure for 2007 to be approximately $20 million. In accordance with SFAS No. 123R, the company estimates total share-based compensation expenses in 2007 will be approximately $16.0 million based on stock options that have been granted as of February 28, 2006.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and non-GAAP earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures provides investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods and the twelve-month periods of 2005 and 2006, respectively, in the attached financial statements.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Year ended
	2006-12-31	2005-12-31	2006-9-30	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)
GAAP net income attributable to
shareholders	$30,088	$9,425	$27,005	$83,197	$23,548

Amortization of acquired intangible assets	1,704	128	1,577	5,774	438
Share-based compensation	3,436	80	1,569	8,368	726

Non-GAAP net income	$35,228	$9,633	$30,151	$97,339	$24,712

GAAP income per ADS — basic	$0.56	$0.25	$0.51	$1.65	$0.93

GAAP income per ADS — diluted	$0.55	$0.23	$0.49	$1.60	$0.65

Non-GAAP income per ADS — basic	$0.66	$0.25	$0.57	$1.93	$0.98

Non-GAAP income per ADS — diluted	$0.64	$0.23	$0.55	$1.87	$0.68

Shares used in calculating basic GAAP /Non-GAAP income per ADS	53,264,075	37,830,600	52,556,597	50,541,108	25,212,854

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	54,957,537	41,222,491	54,646,585	52,153,638	36,317,292

GAAP income from operations	$27,556	$8,898	$25,833	$79,043	$22,785

Amortization of acquired intangible assets	1,704	128	1,577	5,774	438
Share-based compensation	3,436	80	1,569	8,368	726

Non-GAAP income from operations	$32,696	$9,106	$28,979	$93,185	$23,949

Non-GAAP operating margin	47.9%	37.0%	47.4%	43.7%	35.1%

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the fourth-quarter and full year 2006 financial results and first-quarter 2007 business outlook at 8:00 p.m. U.S. Eastern Time on February 26, 2007 (5:00 p.m. U.S. Pacific Time on February 26, 2007; 9:00 a.m. Beijing/Hong Kong time on February 27, 2007). The dial-in details for the live conference call are: U.S. Toll Free Number +1- 800-510-0178, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-614-3450; Pass code 46916225.

A replay of the call will be available from February 26, 2007 until March 5, 2007 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 48311155. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of December 31, 2006, Focus Media had approximately 85,300 display units in our commercial location network, 38,700 display units in our in-store network, 99,700 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 3,000 international and domestic advertisers had placed advertisements through our networks as of December 31, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	2006-12-31	2005-12-31
	(unaudited)	(note 3)
ASSETS
Current assets
Cash and cash equivalents	$164,611	$36,653
Investment in available-for-sale securities	—	34,836
Accounts receivables, net	67,942	22,235
Inventories	519	480
Prepaid expenses and other current assets	6,268	4,444
Deposit paid for acquisition of subsidiaries	3,526	40,920
Amount due from related parties	456	2,073
Total current assets	$243,322	$141,641

Rental Deposits	11,833	11,819
Deposit paid for acquisition of equipment	4,301	—
Deposit paid for acquisition of subsidiaries	525	—
Equipment, net	70,250	43,695
Acquired intangible assets, net	34,717	1,158
Goodwill	497,801	13,298
Other long term assets	723	—
Deferred tax assets	826	743
Total assets	$864,298	$212,354

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	$—	$991
Other short term loans	3,115	—
Accounts payable	5,988	5,848
Accrued expenses and other current liabilities	38,672	11,747
Income taxes payable	3,300	2,108
Total current liabilities	$51,075	$20,694

Minority interest	358	246
Shareholders’ equity
Ordinary shares	27	19
Additional paid in capital	709,196	177,420
Deferred compensation charge	—	(247)
Retained earnings	96,195	12,997
Accumulated other comprehensive income	7,447	1,225
Total shareholders’ equity	$812,865	$191,414

Total liabilities and shareholders’ equity	$864,298	$212,354

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Year ended
	2006-12-31	2005-12-31	2006-9-30	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)
Gross revenues (note 4):
- Commercial Locations	$46,495	$22,603	$42,992	$147,059	$67,426
- In-store Network	8,673	3,619	8,017	29,750	5,993
- In-elevator Poster Frame Network	15,113	—	12,386	44,893	—
- Mobile Handset Advertising network	3,714	—	3,801	10,880	—
Other Revenue	1,151	552	90	1,932	1,325

Total gross revenues	$75,146	$26,774	$67,286	$234,514	$74,744
Less: Sales taxes	6,892	2,169	6,213	21,212	6,515

Total net revenues	$68,254	$24,605	$61,073	$213,302	$68,229
Cost of revenues (note 5):
Net advertising service cost
- Commercial Locations	11,337	6,031	11,125	41,741	18,229
- In-store Network	5,123	3,165	4,616	18,106	7,136
- In-elevator Poster Frame Network	3,389	—	3,301	11,902	—
- Mobile Handset Advertising network	1,297	—	2,088	5,660	—
Other Costs	373	432	80	765	977
Total cost of revenues	21,519	9,628	21,210	78,174	26,342
Gross profit	46,735	14,977	39,863	135,128	41,887
Operating expenses:
General and administrative (note 5)	8,750	2,585	5,956	25,722	9,149
Selling and marketing (note 5)	8,725	3,366	6,497	24,589	9,515
Amortization of acquired intangible assets	1,704	128	1,577	5,774	438
Total operating expenses	19,179	6,079	14,030	56,085	19,102

Income from operations	27,556	8,898	25,833	79,043	22,785
Interest income, net	1,693	940	1,070	4,256	1,762
Other income (expenses), net	1,219	(171)	(170)	1,047	(161)
Income before tax and minority interests	30,468	9,667	26,733	84,346	24,386
Income tax expense
- Current	624	(43)	(134)	1,107	715
- Deferred	(252)	246	(183)	(63)	(21)
Total income taxes	372	204	(317)	1,044	694

Income before minority interests	30,096	9,463	27,050	83,302	23,692
Minority Interests	8	38	45	105	144

Net income	$30,088	$9,425	$27,005	$83,197	$23,548
Income per ADS — basic	$0.56	$0.25	$0.51	$1.65	$0.93

Income per ADS — diluted	$0.55	$0.23	$0.49	$1.60	$0.65

Shares used in calculating basic income per ADS	53,264,075	37,830,600	52,556,597	50,541,108	25,212,854

Shares used in calculating diluted income per ADS	54,957,537	41,222,491	54,646,585	52,153,638	36,317,292

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Year ended
	2006-12-31	2005-12-31	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(note 3)

Operating activities:
Net income	$30,088	$9,425	$83,197	$23,548

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	8	38	105	144
Bad debt provision	447	(20)	1,845	236
Share based compensation	3,436	80	8,368	726
Depreciation and amortization	3,893	1,753	13,737	4,489
Amortization of acquired intangible assets	1,704	128	5,774	438
Changes in assets and liabilities, net of effects of acquisitions	7,544	(2,351)	(19,671)	(18,312)
Net cash provided by operating activities	47,120	9,053	93,355	11,269

Investing activities:
Purchase of equipment and other long term assets	(9,574)	(12,458)	(22,878)	(36,765)
Acquisition of an intangible asset	(6,403)	—	(6,403)	—
Purchase of subsidiaries, net of cash acquired	(1,455)	(594)	(124,063)	(4,983)
Deposits paid to acquire subsidiaries	(691)	(40,919)	(3,710)	(40,919)
Expiration /(investment) in available-for-sale securities	35,000	—	35,000	(35,000)
Disposal of an investment	60	—	60
Net cash provided by/(used in) investing activities	16,937	(53,971)	(121,994)	(117,667)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	3,609	(673)	157,998	118,174
Proceeds from short-term bank loans	—	—	24,598	991
Capital injection from minority shareholders	77	—	326	3
Repayment of short-term bank loans	—	(2,098)	(25,589)	—
Repayment of short-term other loans	—	—	(3,813)	—
Net cash (used in) provided by financing activities	3,686	(2,771)	153,520	119,168

Effect of exchange rate changes	1,759	369	3,077	1,214

Net (decrease) increase in cash and cash equivalents	69,502	(47,320)	127,958	13,984
Cash and cash equivalents, beginning of period	95,109	83,973	36,653	22,669

Cash and cash equivalents, end of period	164,611	36,653	164,611	36,653
Supplemental disclosure of cash flow information:
Income taxes paid	$124	$94	$154	$94

Interest paid	$—	$10	$245	$12

Supplemental disclosure of non-cash investing activity:

Acquisition of subsidiaries:
Value of ordinary share consideration	$—	$—	$365,660	$—
Accounts payable	$4,507	$5,137	$4,507	$5,137

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.8087 on December 31, 2006.

Note 3:	The financial information for the year ended and as of December 31, 2005 is derived from the audited financial statements for the year ended December 31, 2005 filed on Form 20-F.

Note 4:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Year ended
	2006-12-31	2005-12-31	2006-9-30	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)

Gross Advertising Service Revenue:
Commercial Locations
- Unrelated parties	$45,774	$21,324	$40,179	$139,479	$62,633
- Related parties	721	1,279	2,813	7,580	4,793
Total Commercial Locations	46,495	22,603	42,992	147,059	67,426

In-store Network
- Unrelated parties	8,673	3,619	7,146	27,696	5,993
- Related parties	—	—	871	2,054	—

Total in-store network	8,673	3,619	8,017	29,750	5,993

In-elevator Poster Frame Network
- Unrelated parties	15,113	—	12,386	44,893	—
Total In-elevator Poster Frame Network	15,113	—	12,386	44,893	—

Mobile Handset Advertising Network
- Unrelated parties	3,714	—	3,801	10,880	—
Total Mobile Handset Advertising Network	3,714	—	3,801	10,880	—

Gross Advertising Services Revenue:	73,995	26,222	67,196	232,582	73,419
Less: Sales taxes£º
Commercial Locations	4,530	1,867	4,063	13,632	5,991
In-store Network	819	302	763	2,803	524
In-elevator Poster Frame Network	1,338	—	1,102	3,998	—
Mobile Handset Advertising Network	205	—	285	779	—

Total sales taxes	6,892	2,169	6,213	21,212	6,515

Net Advertising Service Revenue	67,103	24,053	60,983	211,370	66,904
Add: Other revenue:	1,151	552	90	1,932	1,325

Net revenues:	$68,254	$24,605	$61,073	$213,302	$68,229

Note 5: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Year ended
	2006-12-31	2005-12-31	2006-9-30	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)
Cost of sales	$147	$—	$—	$147	$—
Selling and marketing	1,202	8	210	2,089	44
General and administrative	2,087	72	1,359	6,132	682

Total	$3,436	$80	$1,569	$8,368	$726

Note 6: The Company has performed preliminary purchase price allocation on their acquisition made in Q3 and Q4 based on an internal valuation performed by management.  The purchase price allocation will be finalized once the independent valuation analysis is completed.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Year ended
	2006-12-31	2005-12-31	2006-9-30	2006-12-31	2005-12-31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)
GAAP net income attributable to
shareholders	$30,088	$9,425	$27,005	$83,197	$23,548

Amortization of acquired intangible assets	1,704	128	1,577	5,774	438
Share-based compensation	3,436	80	1,569	8,368	726

Non-GAAP net income	$35,228	$9,633	$30,151	$97,339	$24,712

GAAP income per ADS — basic	$0.56	$0.25	$0.51	$1.65	$0.93

GAAP income per ADS — diluted	$0.55	$0.23	$0.49	$1.60	$0.65

Non-GAAP income per ADS — basic	$0.66	$0.25	$0.57	$1.93	$0.98

Non-GAAP income per ADS — diluted	$0.64	$0.23	$0.55	$1.87	$0.68

Shares used in calculating basic GAAP /Non-GAAP income per ADS	53,264,075	37,830,600	52,556,597	50,541,108	25,212,854

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	54,957,537	41,222,491	54,646,585	52,153,638	36,317,292

GAAP income from operations	$27,556	$8,898	$25,833	$79,043	$22,785

Amortization of acquired intangible assets	1,704	128	1,577	5,774	438
Share-based compensation	3,436	80	1,569	8,368	726

Non-GAAP income from operations	$32,696	$9,106	$28,979	$93,185	$23,949

Non-GAAP operating margin	47.9%	37.0%	47.4%	43.7%	35.1%